

November 5, 2014

Via E-mail
Mr. Mark W. Marinko
Sr. Vice President and Chief Financial Officer
Great Lakes Dredge & Dock Corporation
2122 York Rd.
Oak Brook, IL 60523

      Re: **Great Lakes Dredge & Dock Corporation**
                Form 10-K for the year ended December 31, 2013
                Filed March 11, 2014
                Definitive Proxy of Schedule 14A
                Filed April 7, 2014
                File No. 1-33225

Dear Mr. Marinko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Liquidity and Capital Resources, page 51

1.   We note the line item on your Statement of Cash Flows in investing activities titled "proceeds from vendor performance obligations." Please tell us and show us how you will enhance future disclosures to explain what this amount relates to, how you account for these performance obligations, and why you have classified payments related to these obligations within investing activities.

Notes to the Consolidated Financial Statements

11. Retirement Plans, page 88

2.	Your disclosures indicate that you contribute to various multi-employer pension plans and that information available to you about these plans is generally dated. ASC 715-80-50 requires various disclosures for multiemployer pension plans based on the most recently available information through the date at which you evaluated subsequent events. Please revise your future filings to include the disclosures required by ASC 715-80-50 and show us what these disclosures would have looked like if they had been provided in your December 31, 2013 financial statements.

3.	Please show us how you will revise your future filings, including your interim filings on Form 10-Q, to provide an update regarding any potential withdrawal liability associated with multiemployer pension plans as a result of the sale of your demolition segment during the second quarter of 2014. Please refer to ASC 715-80-50-2.

Definitive Proxy Statement on Schedule 14A

Role of Compensation Consultant, page 36

4.	You disclose that the compensation committee worked with the compensation consultant to perform a competitive analysis of executive compensation, among other things. We also note disclosure on page 38 related to the determination of base salaries, where you state that you seek to maintain base salaries "competitive with the marketplace." Please tell us, and in future filings disclose, what levels of executive compensation as compared to your peer group, and the market place in general, the compensation committee considers being competitive and whether you engage in benchmarking of compensation.

Annual Bonus Incentive, page 39

5.	Supplementally, please provide us with the specific factors the Compensation Committee considered when materially increasing the annual bonus for each of Mr. Berger, Mr. Steckel, and Ms. Waryjas. For example, please describe the "respective accomplishments in connection with remediation of the material weakness in [y]our demolition business" for each of these named executive officers. To the extent necessary, please revise your future filings accordingly.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Lisa Etheredge at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at (202) 551-3236 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief